Filed pursuant to Rule 433
Registration No. 333-164300
Issuer Free Writing Prospectus
Dated January 19, 2010
The Bank of Nova Scotia
US$1,000,000,000 2.250% SENIOR NOTES DUE 2013
US$1,500,000,000 3.400% SENIOR NOTES DUE 2015

Issuer:	The Bank of Nova Scotia (the “Bank”)

Title of Securities:	2.250% Senior Notes due 2013 (the “Three-Year Fixed Rate Notes”) 3.400% Senior Notes due 2015 (the “Five-Year Fixed Rate Notes”)

Aggregate Principal Amount Offered:	US$1,000,000,000 (Three-Year Fixed Rate Notes) US$1,500,000,000 (Five-Year Fixed Rate Notes)

Maturity Date:	January 22, 2013 Three-Year Fixed Rate Notes January 22, 2015 Five-Year Fixed Rate Notes

Price to Public:	99.890% per Three-Year Fixed Rate Note and accrued interest, if any 99.872% per Five-Year Fixed Rate Note and accrued interest, if any

Net Proceeds to the Bank after Underwriters’ Fee and Before Expenses:	US$2,489,230,000

Underwriters’ Fee:	0.25% per Three-Year Fixed Rate Note 0.35% per Five-Year Fixed Rate Note

Coupon (Interest Rate):	2.250% (Three-Year Fixed Rate Notes) 3.400% (Five-Year Fixed Rate Notes)

Re-offer Yield:	2.288% (Three-Year Fixed Rate Notes) 3.428% (Five-Year Fixed Rate Notes)

Spread to Benchmark Treasury:	T + 83 basis points (Three-Year Fixed Rate Notes) T + 98 basis points (Five-Year Fixed Rate Notes)

Benchmark Treasury:	1.375% due January, 2013 (Three-Year Fixed Rate Notes) 2.625% due December, 2014 (Five-Year Fixed Rate Notes)

Benchmark Treasury Yield:	1.458% (1.375% due January, 2013) 2.448% (2.625% due December, 2014)

Interest Payment Dates:	January 22 and July 22 of each year, beginning on July 22, 2010 (Three-Year Fixed Rate Notes) January 22 and July 22 of each year, beginning on July 22, 2010 (Five-Year Fixed Rate Notes)

Trade Date:	January 19, 2010

Settlement Date:	January 22, 2010; T+3

CUSIP:	064149 A56 (Three-Year Fixed Rate Notes) 064149 A64 (Five-Year Fixed Rate Notes)
Underwriters:

	Principal Amount of		Principal Amount of
	Three-Year Fixed		Five-Year Fixed
	Rate Notes to Be		Rate Notes To Be
Underwriter	Purchased		Purchased
Morgan Stanley & Co. Incorporated	US$	350,000,000	US$	525,000,000
Banc of America Securities LLC		$250,000,000		$375,000,000
Citigroup Global Markets Inc.		$250,000,000		$375,000,000
Scotia Capital (USA) Inc.		$50,000,000		$75,000,000
Barclays Capital Inc.		$50,000,000		$75,000,000
HSBC Securities (USA) Inc.		$50,000,000		$75,000,000

Total	US$	1,000,000,000	US$	1,500,000,000
The Bank has filed a registration statement (File No. 333-164300) (including a base shelf prospectus dated January 11, 2010) and a preliminary prospectus supplement dated January 19, 2010 (including the base shelf prospectus, the “Prospectus”) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website, which may be accessed at www.sedar.com. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649 or Banc of America Securities LLC at 1-800-294-1322 or Citigroup Global Markets Inc. at 1-877-858-5407.

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